20004670

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Madara 212-407-5026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

25A Vreeland Road, Suite 301	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

SEC
FEB 2 8 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Standard

AFFIRMATION

I, Paul Shang, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard New York Inc., as of December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ROBERTA G. ROSENBLATT
Notary Public, State of New York
Registration #01RO6128557
Qualified In New York County
Commission Expires June 13, 2021

2/24/2020

Signature **Date**

Title: Executive Director

Notary Public

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition With Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( )	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on Standard New York, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Standard New York, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Standard New York, Inc.'s auditor since 2014.

Rayfield & Licata

February 24, 2020
Florham Park, New Jersey

25A Vreeland Road, Suite 301, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash	$ 7,399,038	
Due from affiliate	1,672,774	
Income taxes receivable	188,397	
Equipment and furniture	31,734	
Deferred income taxes	261,907	
Other assets	42,355	
Total assets		**$ 9,596,205**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILTIES		
Accrued compensation and benefits	$ 3,244,469	
Due to affiliate	531	
Accrued expenses and other liabilities	275,282	
Total liabilities		**$ 3,520,282**
STOCKHOLDER'S EQUITY		
Common Stock (at stated value)		
3,000 shares authorized		
100 shares outstanding	100	
Paid in capital	4,999,900	
Retained earnings	1,075,923	
Total stockholder's equity		**6,075,923**
Total liabilities and stockholder's equity		**$ 9,596,205**

See Notes to financial statement

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa ("SBSA") which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 16, 2015.

The Company was established and is authorized per its FINRA membership agreement to serve as a chaperoning broker-dealer to its non-U.S. Standard Bank Group affiliates, primarily SBSA, in accordance with specified exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company mainly provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, and it also chaperones research reports relating to foreign securities that have been prepared by non-U.S. Standard Bank Group affiliates and distributed to major U.S. institutional investors. The Company also supports SBSA and its non-U.S. affiliates by managing the relationships of U.S. corporate clients with respect to their investment banking, transactional products and services (TPS), and global markets needs in Africa.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Equipment and Furniture and Depreciation

Equipment and furniture are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over their estimated useful lives (three to seven years).

C. Securities Transactions

Since becoming a registered broker-dealer on June 16, 2015, all of the Company's securities activities have consisted of serving in an agency capacity and chaperoning securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. Securities transactions services conducted by the Company consisted entirely of chaperoning research distribution and foreign associated persons from non-U.S. Standard Bank Group affiliates.

D. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Leases

New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU generally requires lessees to recognize a right-of-use asset and a corresponding lease liability for all leases with a lease term of greater than one year. The ASU requires lessees to classify most leases using principles similar to existing lease accounting but eliminates the "bright line" classification tests. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements. The ASU is effective for fiscal years beginning after December 15, 2018 for public entities. The Company adopted ASU 2016-02 on January 1, 2019 utilizing a modified retrospective approach with January 1, 2019 as the initial date of application. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. In addition, the Company elected the practical expedient related to short-term leases whereby leases with an initial term of 12 months or less are not recorded on the statement of financial condition. Lease expense is recognized for these leases on a straight-line basis over the lease term. The Company had one operating sublease arrangement related to its office premises on the date of adoption which expired on December 31, 2019. The Company did not record an operating lease asset and related liability for this arrangement due to its short-term nature. As a result of implementation, there was no change to the recognition of operating lease expense with the related charge recorded on a straight-line basis over the applicable operating lease term. Additionally, there was no impact to the Company's stockholder's equity as a result of the newly adopted accounting pronouncement.

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2019, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2: EQUIPMENT AND FURNITURE

Equipment and furniture consist of:

Equipment	$ 21,832
Furniture	20,406
	42,238
Accumulated depreciation	(10,504)
Total	**$ 31,734**

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an agreement with SBSA which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues related to the performance of services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has a cash-settled share-based compensation plan called the Standard Bank Cash Settled Deferred Bonus Scheme. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest, exercise and settle automatically during three

scheduled dates beginning eighteen months and ending forty-two months after the award date. The statement of financial condition includes an accrued compensation liability of approximately $817,000 related to the plan. The Company paid approximately $1,557,000 to settle stock units during 2019.

The following table summarizes activity under this share-based compensation plan

Outstanding at January 1, 2019	**15,171**
Awarded/Issued	4,972
Exercised	(9,031)
Outstanding at December 31, 2019	**11,112**

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2019
March 2017	September 2020	$ 155.95	2,447
March 2018	September 2021	$ 220.97	3,693
March 2019	September 2022	$ 182.43	4,972
			11,112

As of December 31, 2019, approximately $984,000 of compensation costs related to the unvested stock units have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending December 31, 2020	$ 343,000
Year ending December 31, 2021	406,000
Year ending December 31, 2022	235,000
	$ 984,000

The Standard Bank Group also has a cash-settled share-based compensation plan called the Performance Reward Plan (PRP). As a member entity of the Group, this plan covers certain senior executives of the Company. The PRP has a three-year vesting period and is designed to incentivize the Group's senior executives, whose roles enable them to contribute to and influence the Group's long-term decision making and performance results. The awards are subject to the achievement of performance conditions for future financial years established at the award date.

These conditions determine the number of shares that ultimately vest. The exercise and settlement of these awards generally occurs on their vesting dates. The statement of financial condition includes an accrued compensation liability of approximately $354,000 related to the PRP. The Company paid approximately $385,000 to settle units during 2019.

The following table summarizes activity under the share-based compensation PRP

Outstanding at January 1, 2019	
Transferred in	**66,500**
Exercised	(40,900)
Outstanding at December 31, 2019	**25,600**

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2019
March 2017	March 2020	$ 155.95	25,600
			25,600

As of December 31, 2019, substantially all compensation costs related to the unvested PRP units have been recognized.

Due from affiliate of $1,672,774 as of December 31, 2019 consists entirely of balance due from SBSA primarily related to the settlement of revenue sharing and fee arrangements for the year ended December 31, 2019. The balance due from this affiliate was $499,836 as of December 31, 2018 related to these arrangements during the year ended December 31, 2018.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services.

NOTE 4: EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $171,000 to the plan in 2019.

NOTE 5: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Accrued Compensation	$ 269,206
Depreciation	(7,299)
Total deferred income taxes asset	**$ 261,907**

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2016 through 2019.

NOTE 6: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7: OPERATING LEASE

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity. The original non-cancelable operating sublease expired December 2019. Such leasing arrangement was amended and renewed with a commencement date of January 1, 2020 and an expiration date of November 15, 2024. On January 1, 2020, the Company recorded a right-of-use operating lease asset and related operating lease liability of $1,235,909. The operating lease asset and liability were calculated utilizing its incremental borrowing rate of 4.0% based on the information available at the commencement date in determining the present value of lease payments. The sublease agreement includes provisions for minimum fixed rental payments plus additional rent related to utilities and other operating costs charged by the landlord to the affiliate.

Maturities of the operating lease liability recorded on January 1, 2020 are as follows:

Year ending December 31,	
2020	$ 276,000
2021	276,000
2022	276,000
2023	276,000
2024	254,000
Total lease payments	1,358,000
Less: interest	(122,091)
Present value of lease liabilities	**$ 1,235,909**

NOTE 8: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 9: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $3,878,756, which was $3,628,756 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .91 to 1 at December 31, 2019.

NOTE 10: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 24, 2020, the date the financial statement was available to be issued.

Standard

Standard New York, Inc.

A wholly owned subsidiary of Standard Bank Group Limited

Audited Statement of Financial Condition

December 31, 2019

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Standard
A member of Standard Bank Group

February 27, 2020

U.S. Securities and Exchange Commission
EDGAR Business Office
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Attention: Branch of Registrations and Examinations (Audited Financial Filing)

Ladies and Gentlemen:

Enclosed please find one copy of:

SIPC 7 Report for fiscal year ended December 31, 2019

15c-3 Exemption Report for fiscal year ended December 31, 2019

Confidential Filing

Statement of financial condition as of December 31, 2019 and the statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2019 and schedule 1 as of December 31, 2019.

Public Filings

Statement of financial condition as of December 31, 2019.

Independent auditors' report on internal control structure (material inadequacies).

Very truly yours,

Carrie Madara
Senior Vice President – Head of Finance

Standard New York, Inc. 520 Madison Avenue 28th Floor New York, NY 10022
Tel: +1 (212) 407-3800 Fax: +1 (212) 407-3848
Member: FINRA/SIPC

Standard New York, Inc.

A wholly owned subsidiary of Standard Bank Group Limited

Exemption Report

For the fiscal year ended December 31, 2019

(With Report of Independent Registered Public Accounting Firm thereon)

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report for the fiscal year ended December 31, 2019, in which (1) Standard New York, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Standard New York, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Standard New York, Inc. stated that Standard New York, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Standard New York, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Standard New York, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rayfield & Licata

February 24, 2020
Florham Park, New Jersey

25A Vreeland Road, Suite 301, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

EXEMPTION REPORT
For the Fiscal Year Ended December 31, 2019

Standard New York, Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2) (i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Paul Shang, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Executive Director

Date: February 11, 2020

See Report of Independent Registered Public Accounting Firm